SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 13, 2014

(Commission File No. 1-15024)

NOVARTIS AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Investors and others should note that we announce information that may be material to investors, including news and commentary about our research and development, regulatory matters, products, business and financial performance as well as notices of events for investors using:

•                  Filings with the US Securities and Exchange Commission (SEC);

•                  Press releases (posted to our Newsroom website at www.novartis.com/newsroom);

•                  Our investor relations website (www.novartis.com/investors);

•                  Public conference calls and webcasts;

•                  Our Twitter channel (twitter.com/novartis); and

•                  Our Facebook page (facebook.com/novartis).

We use these and other internet and social media channels to communicate with investors, employees, the medical community and the public about our products, our company and other issues.  It is possible that the information we post on social media could be deemed material information.  We encourage investors, the media and others interested in our company to review the information we post on these sites.  This list may be updated from time to time on the Novartis website.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVARTIS AG

By:	/s/ HARRY KIRSCH
Name:	Harry Kirsch
Title:	Chief Financial Officer

By:	/s/ FELIX R. EHRAT
Name:	Felix R. Ehrat
Title:	General Counsel

Date: August 4, 2014